UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 14, 2021

SilverBox Engaged Merger Corp I

(Exact name of registrant as specified in its charter)

Delaware	001-40118	85-4169699
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

1250 S. Capital of Texas Highway Building 2, Suite 285 Austin, TX		78746
(Address of principal executive offices)		(Zip Code)

(512) 575-3637

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock, $0.0001 par value, and one-third of one redeemable warrant	SBEAU	The Nasdaq Stock Market LLC
Shares of Class A common stock, included as part of the units	SBEA	The Nasdaq Stock Market LLC
Redeemable warrants included as part of the units, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	SBEAW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01 Regulation FD Disclosure.

Attached as Exhibit 99.l to this Current Report on Form 8-K, and incorporated into this Item 7.01 by reference, is a copy of an updated investor presentation (the “Investor Presentation”) that will be used in connection with the previously announced business combination (the “Business Combination”) of SilverBox Engaged Merger Corp I (“SBEA”) and Authentic Brands LLC, a Delaware limited liability company (“Authentic Brands”), pursuant to the Business Combination Agreement, dated as of November 2, 2021, by and among SBEA, BRC Inc. (“PubCo”), Authentic Brands, Grand Opal Investment Holdings, Inc., a Delaware corporation, SBEA Merger Sub LLC, a Delaware limited liability company and a wholly owned direct subsidiary of PubCo, and BRCC Blocker Merger Sub LLC, a Delaware limited liability company and a wholly owned direct subsidiary of SBEA. The Investor Presentation has been updated primarily for financial information for the period ended September 30, 2021 as well as other recent data, which are reflected in Amendment No. 1 to the Registration Statement on Form S-4 filed by PubCo with the Securities and Exchange Commission on December 14, 2021.

The information in this Item 7.01, including Exhibit 99.1 is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of SilverBox under the Securities Act of 1933, as amended, or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any information contained in this Item 7.01, including Exhibit 99.1.

Item 9.01. Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description

99.1	Investor Presentation dated December 2021

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

Forward-Looking Statements

Certain statements in this Current Report on Form 8-K are forward-looking statements. Forward-looking statements generally relate to future events including future financial or operating performance of Authentic Brands LLC (the “Company”) or SilverBox Engaged Merger Corp I (“SBEA”). Forward-looking statements generally relate to future events or SBEA’s or the Company’s future financial or operating performance. For example, projections of future revenue and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by SBEA and its management, and the Company and its management, as the case may be, are inherently uncertain and are inherently subject to risks, variability and contingencies, many of which are beyond the Company’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) SBEA’s ability to complete the business combination; (2) the outcome of any legal proceedings that may be instituted against SBEA, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; (3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of SBEA, to obtain financing to complete the business combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; (5) the ability to meet stock exchange listing standards following the consummation of the business combination; (6) the risk that the business combination disrupts current plans and operations of the Company as a result of the announcement and consummation of the business combination; (7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain key relationships and retain its management and key employees; (8) costs related to the business combination; (9) changes in applicable laws or regulations; (10) the possibility that the Company or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the Company’s estimates of expenses and profitability; (12) the failure to realize anticipated pro forma results or projections and underlying assumptions, including with respect to estimated stockholder redemptions, purchase price and other adjustments; and (13) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in SBEA’s final prospectus relating to its initial public offering dated February 25, 2021, in the registration statement on Form S-4 (the “Form S-4”) relating to the business combination filed with the Securities and Exchange Commission (the “SEC”), and in subsequent filings with the SEC, including the final prospectus/proxy statement relating to the business combination. There may be additional risks that neither SBEA nor the Company presently know or that SBEA and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Nothing in this Current Report on Form 8-K should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither SBEA nor the Company undertakes any duty to update these forward-looking statements or to inform the recipient of any matters of which any of them becomes aware of which may affect any matter referred to in this Current Report on Form 8-K.

Additional Information about the Proposed Business Combination and Where to Find It

This Current Report on Form 8-K is being made in respect of the proposed transaction involving SBEA and the Company. In connection with the proposed business combination, BRC Inc. (“PubCo”) has filed a Registration Statement on Form S-4 with the SEC. The Form S-4 includes a preliminary proxy statement of SBEA and a preliminary prospectus of PubCo. After the Form S-4 has been declared effective by the SEC, a proxy statement/prospectus will be sent to all SBEA stockholders as of a record date to be established for voting on the proposed business combination. SBEA also will file other documents regarding the proposed business combination with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF SBEA ARE URGED TO READ THE FORM S-4, THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION.

Investors and security holders will be able to obtain free copies of the Form S-4, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by SBEA through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

SBEA, PubCo and their respective directors and executive officers may be deemed participants in the solicitation of proxies from SBEA’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in SBEA is contained in SBEA’s final prospectus related to its initial public offering dated February 25, 2021, which was filed with the SEC and is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the proposed business combination when available.

The Company and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of SBEA in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination has been included in the Form S-4 filed by PubCo with the SEC.

No Offer or Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of SBEA, PubCo or Authentic Brands, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 13, 2021

SILVERBOX ENGAGED MERGER CORP I

By:	/s/ Daniel E. Esters
Name: Title:	Daniel E. Esters Chief Financial Officer

Exhibit 99.1

COFFEE CONTENT COMMUNITY INVESTOR PRESENTATION December 2021

DISCLAIMER Disclaimer This investor presentation (this “Presentation”) is for informational purposes only to assist interested parties in making their own evaluation with respect to the proposed business combination (the “Business Combination”) among SilverBox Engaged Merger Corp I or one or more of its affiliates (“SilverBox”) and Authentic Brands, LLC (together with its subsidiaries, including Black Rifle Coffee Company LLC, the “Company”) or one or more of its affiliates. The information contained herein does not purport to be all-inclusive and none of SilverBox, the Company or their respective affiliates makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation. Neither the Company nor SilverBox has verified, or will verify, any part of this Presentation. The recipient should make its own independent investigations and analyses of the Company and its own assessment of all information and material provided, or made available, by the Company, SilverBox or any of their respective directors, officers, employees, affiliates, agents, advisors or representatives. This Presentation does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination. This Presentation shall also not constitute an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any securities, nor shall there be any sale of securities in any states or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom. You should not construe the contents of this Presentation as legal, tax, accounting or investment advice or a recommendation. You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and, by accepting this Presentation, you confirm that you are not relying upon the information contained herein to make any decision. Forward-Looking Statements Certain statements in this Presentation may be considered forward-looking statements. Forward-looking statements generally relate to future events or SilverBox’s or the Company’s future financial or operating performance. For example, projections of future Revenue and Adjusted EBITDA and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward- looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward- looking statements are based upon estimates and assumptions that, while considered reasonable by SilverBox and its management, and the Company and its management, as the case may be, are inherently uncertain and are inherently subject to risks, variability and contingencies, many of which are beyond the Company’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Business Combination; (2) the outcome of any legal proceedings that may be instituted against SilverBox, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (3) the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of SilverBox, to obtain financing to complete the Business Combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the ability to meet stock exchange listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of the Company as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain key relationships and retain its management and key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that the Company or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the Company’s estimates of expenses and profitability; (12) the failure to realize anticipated pro forma results or projections and underlying assumptions, including with respect to estimated stockholder redemptions, purchase price and other adjustments; and (13) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in SilverBox’s final prospectus relating to its initial public offering dated February 25, 2021, in the registration statement on Form S-4 (the “Form S-4”) relating to the business combination filed with the Securities and Exchange Commission (the “SEC”), and in subsequent filings with the SEC, including the final prospectus/proxy statement relating to the business combination. There may be additional risks that neither SilverBox nor the Company presently know or that SilverBox and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this Presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither SilverBox nor the Company undertakes any duty to update these forward-looking statements or to inform the recipient of any matters of which any of them becomes aware of which may affect any matter referred to in this Presentation. The Company and SilverBox disclaim any and all liability for any loss or damage (whether foreseeable or not) suffered or incurred by any person or entity as a result of anything contained or omitted from this Presentation and such liability is expressly disclaimed. The recipient agrees that it shall not seek to sue or otherwise hold the Company, SilverBox or any of their respective directors, officers, employees, affiliates, agents, advisors or representatives liable in any respect for the provision of this Presentation, the information contained in this Presentation, or the omission of any information from this Presentation. Black Rifle Coffee Company 1

DISCLAIMER (CONT’D) Non-GAAP Financial Measures This Presentation includes projections of certain financial measures not presented in accordance with generally accepted accounting principles (“GAAP”) including, but not limited to, EBITDA, EBITDA Margin, Adjusted EBITDA, Adjusted EBITDA Margin, Gross Profit, Average Unit Volume (“AUV”) and certain ratios and other metrics derived therefrom. These non-GAAP financial measures are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing the Company’s financial results. Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP. You should be aware that the Company’s presentation of these measures may not be comparable to similarly-titled measures used by other companies. The Company believes these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to the Company’s financial condition and results of operations. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in and in comparing the Company’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. These non-GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. Use of Projections This Presentation contains financial forecasts with respect to the Company’s projected financial results, including Revenue and Adjusted EBITDA, for the Company’s fiscal years 2021 through 2023. The Company’s independent auditors have not audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this Presentation. These projections should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of the Company or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this Presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved. Industry and Market Data This Presentation also contains estimates and other statistical data made by independent parties and by the Company relating to market size and growth and other data about the Company’s industry. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. In addition, projections, assumptions, and estimates of the future performance of the markets in which the Company operates are necessarily subject to a high degree of uncertainty and risk. Any trademarks, servicemarks, trade names and copyrights of the Company and other companies contained in this Presentation are the property of their respective owners. Important Information About the Proposed Business Combination and Where to Find It This Presentation is being made in respect of the proposed transaction involving SilverBox and the Company. In connection with the proposed business combination, PubCo has filed a Registration Statement on Form S- 4 with the SEC. The Form S-4 includes a preliminary proxy statement of SilverBox and a preliminary prospectus of PubCo. After the Form S-4 has been declared effective by the SEC, a proxy statement/prospectus will be sent to all SilverBox stockholders as of a record date to be established for voting on the proposed business combination. SilverBox also will file other documents regarding the proposed business combination with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF SILVERBOX ARE URGED TO READ THE FORM S-4, THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. This Presentation does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to stockholders of SilverBox as of a record date to be established for voting on the proposed Business Combination. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov. Participants in the Solicitation SilverBox, PubCo and their respective directors and executive officers may be deemed participants in the solicitation of proxies from SilverBox’s stockholders with respect to the proposed Business Combination. A list of the names of those directors and executive officers and a description of their interests in SilverBox is contained in SilverBox’s final prospectus related to its initial public offering dated February 25, 2021, which was filed with the SEC and is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the proposed Business Combination when available. The Company and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of SilverBox in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination will be included in the proxy statement for the proposed Business Combination when available. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. . Black Rifle Coffee Company 2

EXECUTIVE SUMMARY Black Rifle Coffee Company 3

THE TEAM Black Rifle Coffee Company 4 Black Rifle Coffee Company SilverBox Engaged Merger Corp I Tom Davin Co-Chief Executive Officer Greg Iverson Chief Financial Officer Joe Reece Executive Chairman Duncan Murdoch Chief Investment Officer Experienced CEO with 30+years of proven leadership experience across consumer, retail, lifestyle, and restaurant brands Seasoned operating executive with experience across CPG manufacturing, supply chain, sales, and marketing functions Experienced investor with 30 years of experience across investment banking, private equity investing, and corporate law Private equity investor with 25 years of experience with investment teams across various industries Evan Hafer Chief Executive Officer and Founder Founder, visionary, and innovative leader since the company’s founding in 2014 Toby Johnson Chief Operating Officer Financial executive with significant public company experience in the education, consumer, and ecommerce sectors

WE ARE AMERICA’S COFFEETM Our Mission Black Rifle Coffee Serves Premium Coffee and Content to Active Military, Veterans, First Responders, and Those Who Love America ROASTED IN THE USA VETERAN CONTROLLED ~50% OF EMPLOYEES ARE VETERANS OR VETERAN SPOUSES 1 2 3 5 Black Rifle Coffee Company

OUR COMMITMENT TO VETERANS






BLACK RIFLE

$3M+
of coffee will be donated to military and first responder units in 2021

$1.2M+
will be given to charitable organizations in 2021

10,000 Veterans
long-term hiring goal

Black Rifle Coffee and SBEA Will Together Donate 530,000+ Shares to the Black Rifle Coffee Company Foundation at Closing

18.5 million Veterans comprise 7% of US adult population[1]
Underemployment rates are ~16% higher[2]
Approx. 50,000 Veterans are homeless[3]
Veterans suffer from mental health issues at a much greater rate[3]
18 to 22 US Veterans commit suicide daily[3]

1. U.S. Bureau of Labor and Statistics. (Link)
2. ZipRecruiter Veteran Survey. (Link)
3. "US Veterans and their unique issues: enhancing health care professional awareness". (Link)



Black Rifle Coffee selects local heroes annually and donates $5K to a charity of their choice

SOC-F
SPECIAL FORCES FOUNDATION
WARRIORS HEART
GREEN BERET FOUNDATION
OSD

Black Rifle Coffee Company | 6

LEADING SPONSORSHIP AND FULL ALIGNMENT

Fully Financed Transaction With Innovative Backstop Structure and Alignment

- $300 million in commitments (@ $10.00/common share), led by $100 million commitment from Engaged Capital, will satisfy minimum cash condition
- Actual amount funded by PIPE/backstop investors will be between $200 and $300 million, depending amount of cash retained from SPAC trust
- 20m earn-out shares to existing BRCC shareholders; 1.2m founder shares cancelled and 1.2m founder shares subject to earn-out[1]

Unique Expertise Supporting Growth of Public Companies

- Deep bench of executives with significant experience leading public companies as CEO, CFO or Board Members
- Engaged Capital has a track record of supporting growth of public companies, including Medifast, Rent-a-Center and SunOpta

Deep Relevant Sector Experience

- Significant experience in e-commerce, restaurants, packaged foods, consumer marketing, subscription-based businesses, and other relevant businesses

Significant Transactional Experience

- Members of SBEA management team have led numerous IPOs, follow-on offerings and SPAC transactions, and have deep investor relationships

Support for BRCC's Mission

- SBEA and BRCC will together donate 530,000+ shares to the BRCC Foundation

SilverBox Capital | Engaged Capital

SBEA: INSTITUTIONAL SPAC PLATFORM

- Formed based on a shared vision between SilverBox Capital and Engaged Capital with intent to sponsor a series of SPACs
- Led by Joe Reece, former Head of US Investment Banking at UBS and Steve Kadenacy, former President & COO of AECOM (NYSE: ACM)
- Members of SBEA management team worked together previously at Boxwood Merger Corp., which completed its business combination with Atlas Technical Consultants (NASDAQ: ATCX)

ENGAGED CAPITAL

- Asset manager deploying a concentrated private equity-style investing strategy in small and mid-cap publicly traded companies
- Led by Founder and CIO Glenn Welling, former Relational Investors Partner and former Group Head / MD at Credit Suisse
- Works closely with its portfolio companies, frequently with Board representation, with a constructive mindset and an investment team that has worked together for over a decade

DEEP RELEVANT EXPERIENCE[2]

Advance Auto Parts | Boulder Brands | Conagra Brands | Corner Store
Del Frisco's | Diamond Resorts | Diamond | Facebook
Hain Celestial | ibotta | Jamba | Medifast
Rent-A-Center | Rossignol | Rumble On | SunOpta

1. For both BRCC and SBEA earn-outs, ½ earned at $15 and ½ earned at $20, if VWAP for 20 days in a 30 day period is met at such thresholds within 5 years and 7 years, respectively.
2. Represents companies where a member of the SBEA management team, Board of Directors or Advisory Group served in a senior leadership role or at the Board level.

Black Rifle Coffee Company | 7

WHY WE BELIEVE BRCC IS A GREAT INVESTMENT

Authentic and Passionate Focus on Company Mission

- Company mission drives customer loyalty and employee retention
- Experienced management team dedicated to the company's mission
- 530,000+ shares to be donated to the BRCC Foundation

Mission-Driven Lifestyle Brand with Loyal Customer Base

- Attractive lifestyle brand with loyal and growing customer base
- Large and differentiated social media following
- Net promoter score of 78

Massive Market Opportunity in Coffee and Beyond

- $45B+ total US coffee market with estimated $28B+ SAM in coffee[1]
- Track record of successfully extending brand (e.g. ready-to-drink and Outposts)
- Clear opportunity to expand market beyond coffee and merchandise

Attractive Omnichannel Model with Multiple Venues for Growth

- Direct-to-Consumer subscription business with low churn
- Growing wholesale business with expanding roster of retail partners
- Canned ready-to-drink (RTD) product now Top 4 brand less than 2 years after launch
- Expanding base of retail coffee shops ("Outposts") with attractive unit economics

Highly Scalable Platform Primed to Deliver Profitable Growth

- 2021E revenues of $230M, growing at 40% compared to 2020A Revenue and with 40% gross margins
- Growth investments mask underlying profitability near term
- Pipeline of initiatives targeting medium to long-term margin expansion

BRCC Key Metrics

78
Net Promoter Score[2]

3.4B+
FY 2020 Social Media Impressions

~50%
Veteran Employees or Veteran Spouses as of October 2021

Selected Retail Partners

Bass Pro Shops, Cabela's, Casey's General Store, Circle K, CVS pharmacy, 5.11, H-E-B, Publix, Speedway, 7-Eleven, United Dairy Farmers, Walmart

1. Based on a third-party modeling as of June 2021.
2. Based on third-party survey as of June 2021.

Black Rifle Coffee Company | 8

STRONG FINANCIAL PROFILE Black Rifle Coffee Company 9 Revenue Growth & Profitability Underlined by Strong KPIs 1.9M+ Cumulative Customers and Growing 270K+ Active Coffee Club Subscribers 16 Outposts Expected to Open by FYE 20212 Top 4 RTD Coffee Brand in C-Stores1 $2.5M+ Target AUV for Outposts $36 $69 $92 $129 $187 2019A 2020A 2021E 2022E 2023E $82 $164 $230 $311 $430 2019A 2020A 2021E 2022E 2023E Net Sales ($ in millions) Gross Margin 43% 42% 40% 44% 67% CAGR Gross Profit ($ in millions) 41% 37% CAGR 60% CAGR 43% CAGR 1. BRCC Management research data. 2. 9 outposts were open as of September 30, 2021.

WHAT WE DO Black Rifle Coffee Company 10 Devoted to cause- related content that INFORMS, INSPIRES, ENTERTAINS, and builds our community Great coffee that consumers love, and high-quality merchandise that enables our community to showcase the brand Omni-channel business model with branded experiences that deliver community, quality, convenience, and value MISSION-DRIVEN LIFESTYLE BRAND DIGITALLY NATIVE OMNI-CHANNEL HIGH QUALITY COFFEE & PRODUCTS

WE HAVE A LARGE AND LOYAL SOCIAL MEDIA FOLLOWING THAT LOVES INTERACTING WITH OUR CONTENT Black Rifle Coffee Company 11 Note: Social Media Followers by Brand as of November 31, 2021. 1. Includes Mat Best, Evan Hafer and Heather Lynn followers. 2. YTD as of November 2021. Includes over 2.0 billion impressions organically driven by BRCC consumers themselves on various social media platforms. 1 2 3 4 5 6 7 8 Facebook Twitter Instagram 3.7B+ Social Media Impressions(2) TikTok 11.1M 7.9M 2.9M 1.7M 0.6M 0.4M (1) YouTube 3.1M 1.8M

83 78 67 24 20 Net Promoter Score1 OUR CUSTOMERS LOVE BLACK RIFLE COFFEE COMPANY Black Rifle Coffee Company 12 Black Rifle Coffee’s NPS is on Par with Best-in-Class Lifestyle Brands and is Significantly Higher Than That of Other Coffee Leaders 1. Based on third-party surveys. 2. Company Website. February 2021 “Great flavor on all blends.. Far superior to SBUX, Green Mountain, Dunkin' and other brands..”2 January 2021 “I’ve been drinking canned coffee for years and this is the first one I’ve ever truly enjoyed. The ingredients are high quality, and the flavor is amazing!”2 December 2020 “Proud and humble to be part of what you're doing here! America should do so much for our brave vets! Thank you.”2 December 2019 “Keep doing what you’re doing love the fact that you’re supporting veterans as an army man who suffers from PTSD and depression it means the world”2

SUPPORT FOR OUR MISSION AND OUR PREMIUM QUALITY COFFEE DRIVE EXCEPTIONAL CUSTOMER RETENTION

Top Reasons Our Consumers Purchase Black Rifle Coffee[1]



Support for Military / Veterans
84%
Great taste / smell
68%
A brand that shares my values
59%
Flavor variety / uniqueness
45%
Buying directly from website
32%
Brand image
27%
Attractive packaging
25%
Better value for coffee product
24%
Buying as a subscription
21%
Other
14%

Our Premium Quality Coffee and Taste Drives Exceptional Customer Retention

1. Based on third-party survey as of September 2020.

Black Rifle Coffee Company | 13

Black Rifle Coffee Company Black Rifle Coffee Company POWERFUL OMNI-CHANNEL STRATEGY DRIVES GROWTH RTD DTC Wholesale Coffee/Merchandise Outposts 84% 14% 2% 2020A 46% 33% 21% 2023E Revenue Mix Outposts Wholesale DTC Wholesale 14

LARGE MARKET OPPORTUNITY… Black Rifle Coffee Company 15 $45B+ U.S. Coffee Market $28B+ Black Rifle Coffee Company Serviceable Addressable Market $0.3B 2022E Revenue Source: BRCC Management, Stax Market Study. 1. Based on third-party models as of June 2021. $10B $4B $14B $28B+ At-Home RTD Out-of-Home S.A.M. BRCC Serviceable Addressable Market1

...WITH PROVEN ABILITY TO REACH A BROAD, DIVERSE AUDIENCE

Black Rifle Coffee Company's Customer Base Reaches All Geographies...[1]

...And Reflects Highly Attractive Demographics



Top 5 MSAs
13%
MSAs 6-20
23%
Remaining MSAs
64%



Age[2]
50+
35%
35-49
36%
18-34
29%
Income Level[2]
$150K+
35%
$75-150K
36%
<$75K
29%

BRCC's customer base skews **younger** and is **more affluent** than the general population

Mission-driven brand messaging focused on Veterans, Military, and First Responders, with a total addressable population of 114M[3] across a broad cross-section of America

...From Coast to Coast

Rank (2020 DTC Sales) [1]	Market (MSA)
1	New York – Newark – Jersey City
2	Dallas – Ft. Worth – Arlington
3	Los Angeles – Long Beach – Anaheim
4	Washington – Arlington – Alexandria
5	Phoenix – Mesa – Scottsdale
6	Houston – The Woodlands – Sugar Land
7	Chicago – Naperville – Elgin
8	Philadelphia – Camden – Wilmington
9	Seattle – Tacoma – Bellevue
10	Atlanta – Sandy Springs – Roswell

44

MSA's with sales over $500K[1]

1. Represents 2020 BRCC DTC dollar sales in 388 Metropolitan Statistical Areas (MSAs). MSAs do not include outlying rural areas, and therefore do not capture the entirety of the U.S. population.
2. BRCC Management. Represents existing BRCC customers.
3. Stax Market Study as of June 2021.
4. Stax Market Study as of June 2021. Represents existing BRCC customers across all channels.

Black Rifle Coffee Company | 16

BLACK RIFLE COFFEE COMPANY UTILIZES A THREE– PRONGED STRATEGY TO CRAFT A UNIQUE BRAND Black Rifle Coffee Company 17 Inform “We want our audience to love coffee as much as we do, so we simply inform them on all the awesome facets to coffee that we can think of.” Inspire “We take pride in the coffee we roast, the Veterans we employ, and the causes we support.“ Entertain “The entertain vertical is probably the first thing they think of when they think “Black Rifle Coffee Media.” It’s the irreverent humor the brand was built on, it’s the slow-motion explosions, and the signature positivity we bring to the internet.” Engaging Our Community with High-Quality Content Produced In-House

FOCUS ON DELIVERING HIGHEST QUALITY COFFEE


Light Roast


Medium Roast


Dark Roast


11 oz. RTD


15 oz. RTD


Cold Brew Packs


Rounds


Instant Coffee

Note: Products are representative and not all-inclusive.

1. Grounds / whole beans revenue accounted for approximately 60% of 2020 revenues, single serve revenues accounted for approximately 21% of 2020 revenues, ready-to-drink revenues accounted for approximately 6% of 2020 revenues and merchandise revenues accounted for approximately 12% of 2020 revenues.

LOYAL AND ENERGIZED CONSUMER BASE DRIVES SIGNIFICANT MERCHANDISE SALES[1]


Hats


Accessories


Drinkware


Shirts


Hoodies


Equipment


Women's


Blankets


Thermoses

Black Rifle Coffee Company | 18

FOCUS ON HIGHEST-QUALITY PRODUCTS THAT DELIVER ON TASTE AND DRIVE BRAND LOYALTY Black Rifle Coffee Company 19 Superior Coffee Premium Arabica Beans All of our beans have an 83-Point grade or higher +18%1 Black Rifle Coffee’s Average Outperformance vs. Peers on Key Flavor Criteria Owned Roasting Facility Our State-of-the-Art Equipment Guarantees Freshness and Offers Significant Capacity for Expansion ROASTED IN- HOUSE DAILY 1. Average percent of respondents rating BRCC with highest ratings relative to peers. Based on third-party survey as of September 2020. PREMIUM QUALITY SUPERIOR FLAVOR

DEEP, TALENTED LEADERSHIP TEAM WITH EXTENSIVE EXPERIENCE Evan Hafer CEO / Founder Tom Davin Co-CEO Greg Iverson CFO Mat Best Exec. Vice President Toby Johnson COO Kim Ellis Head of Development Dan Kaepernik VP of Retail Operations Founder, visionary, creative and innovative leader Seasoned strategic leader optimizes and scales the business Leads long- term business and financial planning Leads branding and creative content Builds and leads revenue channels and core operations Head of real estate development for outposts Defines and scales retail operations Black Rifle Coffee Company 20

Black Rifle Coffee Company 21 GROWTH STRATEGY

MULTIPLE GROWTH VECTORS WITH DETAILED TACTICAL PLANS

1

Continue Growing Our DTC Business



West
~11%
Midwest
~16%
Northeast
~3%
California
~5%
Texas
~16%
South
~12%
= 0% – 10%
= 10% – 12%
= 12% – 15%
= 15% – 20%

Significant Opportunity to Drive Aided Brand Awareness

$4B

Online Coffee Market Size[2]

2

Experiential Retail ("Outposts")

45%+

Cash-on-Cash Returns from Outpost Locations[1]

1,300+

Outpost Whitespace Opportunity[2]

3

RTD and New Product Innovation

100K+

Points of Distribution by 2023E

$4B

RTD Coffee Category[2]

4

Expansion of Wholesale Distribution

~5K

Potential Wholesale Target Locations Excluding Current Customer Locations

$10B

At-Home Coffee Market and Growing[2]

1. Cash-on-Cash return is calculated as estimated AUV times estimated 4-wall margin divided by the estimated cost to build each outpost.
2. Based on third-party models as of June 2021.

Black Rifle Coffee Company | 22

LEADING COFFEE SUBSCRIPTION MODEL WITH HIGH RETENTION

1

Monthly Churn Rates[1]


~2%
~3%-4%
~10%
NETFLIX
BLACK RIFLE COFFEE COMPANY
Industry Average[2]

BRCC's subscription service provides a recurring revenue stream with strong customer retention relative to other subscription businesses[3]



LIGHT COFFEE DRINKER

1 Cup / Day for 1 Person

(2) 12oz Bags / Month



MEDIUM COFFEE DRINKER

2-3 Cups / Day for 1 Person

(3) 12oz Bags / Month



HEAVY COFFEE DRINKER

4+ Cups / Day for 1 Person

(4) 12oz Bags / Month


EXCLUSIVE
COFFEE SUBSCRIPTION
CHAINSAW

270k+

active coffee club subscribers

>4x

attractive LTV / CAC results in profitable growth and flexibility to increase spend[4]

$22

average at-home coffee spend per purchase

1. Source: BRCC Management, SBEA Estimates, SEC filings and publicly available market data.
2. Source: Recurly Research. Represents average for Consumer Goods companies, as defined by Recurly Research.
3. More than 40% of BRCC's 2021E revenue is expected to come from recurring subscriptions.
4. CAC is digital ad spend / total new customers (sub and non-sub) as of December 2020.

Black Rifle Coffee Company | 23

BRAND AWARENESS PRESENTS SIGNIFICANT GROWTH OPPORTUNITY Black Rifle Coffee Company 24 1 Source: BRCC Management as of September 2020, Stax Market Study as of June 2021. Note: Represents aided brand awareness. West ~11% Texas ~16% Midwest ~16% South ~12% Northeast ~3% California ~5% BRCC has grown revenues beyond $200M with brand awareness that does not exceed 16% in any region 11M 10M 2M 2M 64M 42M 18M 7M Military/ Veteran Affiliated 2nd Amendment Mission Aligned Law Enforcement/ First Responder BRCC Aware Count (M) Population Count (M) Awareness Building Targeted By Audience Significant whitespace remains for increasing awareness among Veterans 26M 131M Total

BRCC OUTPOSTS ARE REDEFINING THE BRAND EXPERIENCE Black Rifle Coffee Company 25 2 Source: BRCC Management as of October 2021, Company filings and Wall Street Research. 1. Benchmark peer metrics based on pre-covid (2020) figures, except for Dunkin which is based on their last public filings using 2019 figures. 2. Cash-on-Cash return is calculated as estimated AUV times estimated 4-wall margin divided by the estimated cost to build each outpost. 3. Excludes pre-opening costs of ~$100k. Outposts offer high margin beverages for instant consumption, with add-on bagged coffee and merchandise sales driving AUVs among the highest in quick service Outpost Highlights $12 to $13 Average check ~48% / ~52% Merchandise / Beverage & Food Sales Mix 45%+ Cash-on-Cash Returns2 ~$1.4M Cost to Build3 Unit Economic Benchmarking1 ~$2,500 $3,020 $2,223 $1,524 $1,489 $1,455 $1,275 $969 BRCC AUV - $000 ~25.0% 28.7% 25.9% 23.0% 22.4% 19.5% 19.5% 18.0% BRCC SBUX TH DNKN WING 4-Wall Margin % Drive-Thru Included

LONG RUNWAY FOR OUTPOST EXPANSION Black Rifle Coffee Company 26 2 Source: BRCC Management, SBEA Estimates as of December 2020. 1. JLL Real Estate Development Assessment for BRCC. Priority Markets Outpost Growth – Management Forecast 8 23 53 8 13 25 2020A 2021E 2022E 2023E Franchise Corporate 36 78 16 4 Outpost Pipeline Map 1 9 2 1 1 2 - Existing Market (2021E Count) - Priority Market Total Addressable Population Target by 2023 Long-Term Outpost Potential1 Phoenix, AZ 5.1 mm 13 40+ Dallas- Ft. Worth, TX 7.3 mm 13 40+ Houston, TX 6.2 mm 9 40+ Charlotte, NC 3.1 mm 3 25+ Washington, D.C. 6.5 mm 6 25+ Salt Lake City, UT 3.6 mm 7 15+ San Antonio, TX 2.3 mm 7 10+ Norfolk, VA 1.9 mm 3 10+ Total Other 292.2 mm 17 1,095+ Total U.S. 328.2 mm 78 1,300+ Extensive pipeline of potential outposts with a clearly defined real estate development strategy

SIGNIFICANT OPPORTUNITY IN READY-TO-DRINK PRODUCT Black Rifle Coffee Company 27 3 Current RTD Product Portfolio 11 oz. offerings 15 oz. offerings Significant opportunity to expand the product portfolio and introduce new SKUs 1. Stax Market Study. 2. BRCC Management research data as of November 2021. 3. BRCC Management research data. $4B+ Addressable market1 0 to 35,000+ Doors in BRCC distribution in less than 2 years All 4 SKUs In the top 25 RTD SKUs ($/%ACV) despite being introduced less than 2 years ago Top 4 Brand in coffee / energy coffee category in C-stores2 <20% Penetration in C-stores2 RTD Launched in Club stores Q3 2021 738% YoY revenue growth through September 20213

RTD EXPANSION & RETAIL PIPELINE Black Rifle Coffee Company 28 3 Long-Term Potential Distribution Source: BRCC Management research data as of November 2021. 1. All commodity volume which is a measurement of a store’s total sales of all products relative to the sales of all relevant retailers in a given territory. 35k 73k 375k BRCC Current Doors Existing Customers' Potential Doors Total Potential Doors FDM C-Store 10x-Plus 2x- Plus 22% ACV for 11oz RTD1 17M+ Cans by 2021E $24.2M In TTM RTD Sales as of September 2021 35K+ Doors across U.S. Selected National Retail Accounts Recent Customer Wins Significant opportunity for expansion via increasing distribution points

ILLUSTRATIVE GROWTH POTENTIAL IN SKUs Black Rifle Coffee Company 29 3 2 SKUs, 2 Facings 4 SKUs, 4 Facings 6 SKUs, 8 Facings 16 23 24 29 28 25 18 16 15 20 20 21 26 26 17 21 23 24 26 22 14 14 14 19 19 22 24 24 8 11 15 14 16 20 21 27 27 8 12 16 15 17 20 22 28 28 1… 1… Jun '20 Jul '20 Aug '20 Sep '20 Oct '20 Nov '20 Dec '20 Jan '21 Feb '21 Mar '21 Apr '21 May '21 Jun '21 - Illustrative Future Mocha Espresso 11oz Espresso Cream 11oz Rich Mocha 15oz Caramel Vanilla 15oz Case Study: Growth in VPO / SKU in National Chain, > 400 Doors Initially, both 11oz. SKUs with one facing each Two 15 oz. SKUs added, each with one facing Two new SKUs introduced; two SKUs receive second facing Note: VPO/SKU is volume per outlet per SKU. 1. Current management forecasts for 2023E assumes <3 SKUs per RTD Door. 1

WHOLESALE COFFEE AND MERCH PRODUCTS EXPANDING NATIONWIDE Black Rifle Coffee Company 30 4 Rapidly expanding reach in retail through unique coffee products and merchandise1 Existing Outdoor, DIY & Lifestyle Chains Partnership Examples 2,200+ ~7,200 Estimated doors at end of 2021 Potential doors with existing customers 3x+ Source: BRCC Management. 1. Management expects to have 10 wholesale partnerships by the end of 2021.

BRCC'S OMNI-CHANNEL FLYWHEEL IN ACTION: SAN ANTONIO



At Home
Direct-to-Consumer
On-the-Go
C-store & Mass
Experiential Outposts
In Their Community
Outdoor, DIY & Lifestyle Retail
Where They Shop

Our Omni-Channel "Flywheel" Drives Exceptional Growth

San Antonio Market: 2023E



Example C-Store / Wholesale Partners
Highest Likelihood BRCC Customers
BRCC Outpost target location

San Antonio Market Revenue Outlook ($M)



Outposts
Wholesale
DTC
$3
~$5
$10+
$20+
2020A
2021E
2022E
2023E

Significant overlap of Outpost and DTC consumers[1]

Opening new Outposts often leads to increase in DTC sales[2]

Source: Black Rifle Coffee Company Management, JLL Market Study, Stax Market Study.
Note: : These projections are for illustrative purposes only and estimate the San Antonio market in 2023 at run-rate. They should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of risk factors. Actual results may differ materially from those presented.
1. Based on a survey conducted by management of 145 customers in San Antonio, approximately 90% of Outpost consumers also purchased DTC
2. After the opening of the San Antonio Outpost, significant incremental DTC revenue growth was observed in the 5-minute drive time area from the Outpost location, compared to the rest of Texas, excluding San Antonio.

Black Rifle Coffee Company | 31

ADDING IT ALL UP: 2021E-2023E REVENUE GROWTH BY CHANNEL



($ in millions)
~37% CAGR
$230
$36
$87
$78
$430
Steady growth off substantial customer base
New doors, new retailers and new SKUs
Outpost builds
2021E Revenue
DTC
Wholesale
Outposts
2023P Revenue

Expansion of wholesale and unit growth of high-return Outposts are expected to account for ~82% of BRCC's revenue growth through 2023

Source: BRCC Management.

Black Rifle Coffee Company | 32

FINANCIAL OVERVIEW Black Rifle Coffee Company 33

Black Rifle Coffee Company 34 Source: BRCC Management. Wholesale included RTD and wholesale coffee and merchandise. $74 $138 $163 $184 $199 $… $23 $55 $91 $142 $3 $12 $37 $89 2019A 2020A 2021E 2022E 2023E $82 $164 $230 $311 ’20A –’23E CAGR 216% 82% 13% $430 Revenue Revenue Mix 84% 14% 2% 46% 33% 21% 2020A 2023E EFFICIENT AND PROFITABLE OMNI-CHANNEL MODEL 51% CAGR Outposts Wholesale DTC

EXPANDING CONSUMER TOUCHPOINTS ACROSS THE U.S.

DTC Subscribers (000's)[1]



252
~285
~305+
~325+
2020A
2021E
2022E
2023E

RTD Doors[1]



10,600
40,000+
75,000+
100,000+
2020A
2021E
2022E
2023E

Outposts[1]



Franchise
Corporate
4
16
8
8
36
13
23
78
25
53
2020A
2021E
2022E
2023E

Wholesale Doors[1]



1,161
2,200+
2,700+
3,600+
2020A
2021E
2022E
2023E

Source: BRCC Management.
1. As of end of period.

Black Rifle Coffee Company | 35

$89.5 $115.7 2020 2021 $7.4 $19.5 2020 2021 $0.7 $3.1 2020 2021 $13.5 $38.6 2020 2021 $1.0 $7.0 2020 2021 $32.8 $37.5 2020 2021 ◼ High retention subscription model ◼ Efficient media and marketing platform supports high LTV customer growth Black Rifle Coffee Company 36 STRONG MOMENTUM HEADING INTO Q4 ◼ Proven Company and Franchise Outpost concepts ◼ Continuing to open new Outposts – 16 expected by end of 2021 ◼ New customers wins in 2021 driving growth in distribution points and overall sales ◼ Continued strong growth in RTD product Revenue by Channel ($ in millions) 14% Growth Source: BRCC Management. Q3 YTD September 30 DTC Wholesale Outposts 164% Growth 357% Growth 29% Growth 186% Growth 574% Growth ◼ Total revenues grew 47% YoY in Q3 2021, implying 15% growth required in Q4 YoY to achieve 2021 revenue forecasts ◼ Lower growth in Q4 expected compared to Q3 largely due to a strong, COVID-affected holiday season in Q4 2020, primarily impacting YoY growth in non-subscriber DTC channel revenue

$10 $20 $41 $9 $10 $13 $13 $1 $10 $20 $34 $54 2019A 2020A 2021E 2022E 2023E Outposts Other CapEx ($ in millions) Note: Figures reflect management estimates. ◼ $61 million of Outpost capex in 2022 and 2023 combined creates ~$110 million of first year high margin revenue ◼ Strong cash-on cash returns of 45%+ on Outpost investment ◼ Other capex in 2021-2023 predominantly relates to building capacity in coffee roasting to stay ahead of demand Black Rifle Coffee Company 37 INVESTING TO SUPPORT GROWTH

LONG-TERM GOALS Black Rifle Coffee Company 38 Annual Revenue Growth ~30% Gross Margin ~45% ~20% EBITDA Margin

TRANSACTION OVERVIEW AND VALUATION Black Rifle Coffee Company 39

TRANSACTION HIGHLIGHTS Fully Financed Transaction from $300 million of Common Equity Commitments From Innovative Backstop Structure • $300 million in commitments (@$10.00 / common share), led by $100 million commitment from Engaged Capital, will satisfy minimum cash condition • Actual amount funded by PIPE/backstop investors will be between $200 and $300 million, depending amount of cash retained from SPAC trust Transaction Supports BRCC Mission as a Veteran-Controlled Company • Company to be re-organized as a Public Benefit Corporation • BRCC founders, management, and existing BRCC shareholders to continue own 68% of the company1 • Transaction will provide up to $225 million1 of cash for growth, including Veteran-focused hiring • SBEA and BRCC to donate 530,000+ shares to the BRCC Foundation Alignment via Earn-Out and Founder Share Adjustments • 20m earn-out shares to existing BRCC shareholders; ~1.2m founder shares cancelled2 and ~1.2m founder shares subject to earn-out1 • For both BRCC and SBEA earn-outs, ½ earned at $15 and ½ earned at $203 Black Rifle Coffee Company 40 45% 23% 18% 10% 3% BRCC Founders & Management Other Existing BRCC Shareholders SBEA Shareholders Engaged Capital FPA & PIPE Investors SBEA Sponsor & BRCC Foundation 1. All statistics assume no redemptions from SBEA cash in trust and are presented before impact of vesting of 21.2m shares subject to earn-outs described in footnote #3. The transaction will be structured as a customary "Up-C" transaction structure with existing owners of BRCC holding economic, non-voting interests in an LLC and non-economic, voting interests in the public company and all other shareholders holding economic, voting interests in the public company. Excludes 11.5 million public warrants and approximately 6.3 million sponsor warrants. 2. Approx. 1.2m shares will be forfeited at closing. An additional approx. 2.1m shares are subject to a downward adjustment in the event that the gross proceeds from the transaction (cash in trust + FPA/PIPE/backstop proceeds) are less than $445 million. 3. 50% of shares subject to earn-out will vest if VWAP for 20 days during a 30-day period is $15 or above within a 5 year period, and remaining 50% of shares will vest if VWAP for 20 days during a 30-day period is $20 or above within a 7 year period. 4. Price per share is shown in actual units, not millions. Pro Forma Ownership1 Sources ($ in millions)1 SBEA Cash in Trust $345 Engaged Capital FPA 100 Common Equity PIPE 100 Rollover Equity 1,306 Existing Cash on Balance Sheet 10 Total Sources $1,861 Uses ($ in millions)1 Cash to Balance Sheet $225 Repay Existing Debt and Preferred 161 Secondary Proceeds 118 Rollover Equity 1,306 Transaction Expenses 51 Total Sources $1,861 Capitalization (in millions)1 Pro Forma Shares Outstanding 191.4 x Common Equity Price per Share4 $10.00 Pro Forma Market Capitalization $1,914 Less: Pro Forma Net Cash ($203) Total Enterprise Value $1,711

BRCC HIGHLIGHTS: DEFINING THE OPPORTUNTY VS PEER GROUP Black Rifle Coffee Company 1 2 3 4 Powerful mission-led lifestyle brand with loyal customer base and broad appeal in coffee and beyond Scalable, omni-channel platform with strong subscriber base and significant “white space” to expand brand reach throughout $45B+ TAM Multiple avenues to growth trajectory (>35%) – In the very early innings of both RTD and Outpost growth strategies Profitable and highly capital efficient business model, with strong gross margins (>40%) and attractive cash-on-cash returns • Top tier growth • Product innovation • Leading growth profiles coupled with strong margins HIGH GROWTH FOOD & BEVERAGE DTC LIFESTYLE BRANDS Median ‘23E Revenue Growth: 28.5% Median ‘23E Revenue Growth: 24.2% • Consumer / lifestyle focus • Direct-to-consumer with strong customer relationships • ESG / mission-driven brands • Taking market share in “dormant” industries ‘23E Revenue Growth: 38.2% 41

43.5% 56.8% 45.5% 44.6% 42.8% 35.3% 29.0% 27.1% 20.0% 71.9% 58.9% 58.8% 57.3% 40.9% 38.2% 52.2% 51.1% 31.9% 29.2% 27.9% 26.1% 13.3% 9.7% 31.6% 25.0% 24.2% 14.0% 13.5% 41.3% 56.5% 44.3% 43.6% 43.2% 33.0% 30.2% 28.8% 14.9% 71.7% 58.2% 58.1% 58.1% 36.7% 35.4% 59.5% 59.7% 27.9% 37.6% 30.9% 30.3% 15.8% 10.5% 32.4% 26.2% 20.9% 16.3% 18.4% OPERATIONAL BENCHMARKING Black Rifle Coffee Company CY 2023E Gross Margin CY 2023E Revenue Growth CY 2022E Revenue Growth CY 2022E Gross Margin Median: 28.5% Median: 24.2% Median: 39.0% Median: 58.8% Source: Factset and company filings. Market data as of December 10, 2021. Note: BRCC financial projections provided by the Company. 42 HIGH GROWTH FOOD & BEVERAGE DTC LIFESTYLE BRANDS

9.1x 33.8x 21.3x 17.0x 16.7x 16.6x 12.1x 7.9x 3.9x 11.2x 11.0x 9.2x 7.1x 5.2x 4.0x 9.8x 7.4x 7.1x 6.8x 5.8x 3.4x 2.8x 1.8x 6.6x 6.6x 6.3x 4.2x 2.1x 13.3x 42.0x 25.7x 28.7x 19.4x 24.9x 13.3x 12.9x 5.3x 12.9x 13.6x 12.1x 8.3x 7.2x 5.5x 12.7x 8.4x 10.7x 7.5x 7.4x 4.3x 4.3x 2.4x 7.5x 8.7x 7.9x 4.8x 2.6x VALUATION BENCHMARKING Black Rifle Coffee Company Enterprise Value / CY 2023E Gross Profit Enterprise Value / CY 2023E Revenue Enterprise Value / CY 2022E Revenue Enterprise Value / CY 2022E Gross Profit Median: 6.3x Median: 6.3x Median: 16.7x Median: 9.2x 1. BRCC valuation multiples exclude impact of earn-out shares and warrants. Source: Factset and company filings. Market data as of December 10, 2021. Note: BRCC enterprise value based on a nominal share priced of $10.00 per share. 43 1 1 HIGH GROWTH FOOD & BEVERAGE DTC LIFESTYLE BRANDS

CONCLUSION Black Rifle Coffee Company 44

BLACK RIFLE COFFEE COMPANY: AMERICA’S COFFEETM Black Rifle Coffee Company 45 LOYAL AND GROWING COMMUNITY • Mission-driven, lifestyle brand • In-house content driving massive social following • Broad geographic and demographic appeal • Battle-tested leadership living the lifestyle PROVEN OMNI-CHANNEL FLYWHEEL • Digitally native • Leading coffee subscription program • Premier specialty retail partners • RTD rapidly scaling in c-store & mass • Outposts delivering exceptional experience and economics LARGE MARKET OPPORTUNITY • Premium coffee • Ready-to-drink • High-quality merchandise

APPENDIX Black Rifle Coffee Company 46

DIGITALLY–NATIVE BRAND WITH RAPIDLY GROWING SUBSCRIBER BASE Black Rifle Coffee Company 47 BRCC’s proprietary KPI monitoring drives targeted marketing dollars to increase subscribers and customer spend Technology-Driven Consumer Insights Ending Subscribers Q1 2017 to Q2 2021 BRCC utilizes targeted KPI monitoring tools to optimize marketing initiatives and drive greater brand reach Source: BRCC Management. Q1 17 Q2 17 Q3 17 Q4 17 Q1 18 Q2 18 Q3 18 Q4 18 Q1 19 Q2 19 Q3 19 Q4 19 Q1 20 Q2 20 Q3 20 Q4 20 Q1 21 Q2 21 270K+ 20x+

INVESTING TO FURTHER ENHANCE THE DIGITAL OMNI– CHANNEL EXPERIENCE Black Rifle Coffee Company 48 KEY INITIATIVES • Investment in mobile capabilities to enhance customer access, choice and control • Enhanced engagement applications to increase customer interactions and retention • Further integrate BRCC content sources to strengthen brand affinity • A mixed merchandise subscription experience to drive AOV • Overall improvements to tech stack and data architecture to drive innovation and efficiency

OPPORTUNITY TO LEVERAGE BLACK RIFLE COFFEE’S HIGHLY- EFFICIENT MARKETING Black Rifle Coffee Company 49 70% Website Sales From Owned Sources 7% Conversion Rate From Unpaid Web Traffic1 5x Return On Advertising Spend2 $13 M $26 M $34 M $38 M $45 M 2019A 2020A 2021E 2022E 2023E 59% CAGR 16% CAGR Historical Marketing • Primarily focused on digital and social marketing • Very targeted marketing approach to reach consumer base Future Marketing • Mapping the customer journey • Website and mobile app revamp • Centralizing loyalty programs and subscriptions • Mobile app marketing 1. Based on Google Analytics. 2. Calculated as E-commerce revenue divided by advertising spend for FY 2020. Near-Term Opportunity to Accelerate Growth Through Additional Marketing Spend

ASCENSION INTO TOP 4 BRAND IN RTD COFFEE IN ~18 MONTHS

RTD Product Ranking – Convenience[1]


JAVA MONSTER
DUNKIN' DONUTS
BLACK RIFLE COFFEE COMPANY
Private label

BRCC has risen into #4 position in the category in less than a year with <25% penetration in 11oz SKUs and <15% penetration in 15 oz SKUs in C-stores

RTD SKU Ranking by $ / % ACV – Convenience[1]

Rank	Item
1	Starbucks Frapp Vanilla 13.7oz
2	Starbucks Frapp Mocha Low Fat 13.7oz
3	Java Monster Mean Bean 15oz
4	Starbucks Frapp Caramel 13.7oz
5	Starbucks Frapp Mocha 9.5oz
6	Java Monster Loca Moca 15oz
7	Starbucks Doubleshot Vanilla 15oz
8	Starbucks Frapp Vanilla 9.5oz
9	Starbucks Doubleshot Mocha 15oz
10	Starbucks Frapp Original 13.7oz
11	Starbucks Frapp Toasted White Chocolate 13.7oz
12	Private Label Salted Caramel Cappuccino 13.7oz
13	Private Label Vanilla Cappuccino 13.7oz
14	Private Label Mocha Low Fat 13.7oz
15	**Black Rifle Coffee Company Rich Mocha 300 15oz**
16	Black Rifle Coffee Company Rich Mocha 300 15oz
17	**Black Rifle Coffee Company Caramel Vanilla 15oz**
18	Starbucks Doubleshot White Chocolate 15oz
19	Java Monster Salted Caramel 15oz
20	Starbucks Doubleshot Espresso Cream 6.5oz
21	Dunkin French Vanilla 13.7oz
22	Dunkin Mocha 13.7oz
23	**Black Rifle Coffee Company Espresso with Cream 11oz**
24	**Black Rifle Coffee Company Espresso Mocha 11oz**
25	Dunkin Original 13.7oz

All 4 of BRCC's RTD SKUs are within top 25 as measured by $ / % ACV

1. For a 4-week period ending November 2021 per BRCC Management research data. % ACV shown are for top selling brand SKUs. % ACV is all commodity volume which is a measurement of a store's total sales of all products relative to the sales of all relevant retailers in each territory.

Black Rifle Coffee Company | 50

OUTPOST OVERVIEW Black Rifle Coffee Company 51 Immersive In-Store Environment Builds a Community And Broad Array of Merchandise Enables Consumers to Live the Brand Source: BRCC Management.

FINANCIAL SUMMARY

Summary P&L	2019A	2020A	2021E	2022E	2023E
($ in millions)					
DTC	73.6	137.7	163.2	184.2	199.4
Wholesale	7.7	23.4	55.3	90.6	141.9
Outposts	0.8	2.8	11.5	36.6	89.1
Total Revenue	**$82.1**	**$163.9**	**$230.1**	**$311.4**	**$430.4**
(%) Growth		*99.6%*	*40.4%*	*35.4%*	*38.2%*
(-) COGS	($46.4)	($94.5)	($138.4)	($182.8)	($243.1)
(%) Sales	*56.5%*	*57.7%*	*60.1%*	*58.7%*	*56.5%*
Gross Profit	**$35.7**	**$69.4**	**$91.7**	**$128.6**	**$187.3**
(%) Margin	*43.5%*	*42.3%*	*39.9%*	*41.3%*	*43.5%*
(-) Marketing	($13.3)	($25.5)	($33.7)	($37.9)	($45.2)
(%) Sales	*16.3%*	*15.6%*	*14.7%*	*12.2%*	*10.5%*
(-) SG&A	($22.5)	($37.5)	($64.4)	($99.5)	($139.6)
(%) Sales	*27.4%*	*22.9%*	*28.0%*	*32.0%*	*32.4%*
(-) Non-Recurring Transaction Expenses	--	($0.6)	($3.7)	($1.5)	--
Operating Income	**($0.1)**	**$5.8**	**($10.2)**	**($10.4)**	**$2.5**
(%) Margin	*(0.1%)*	*3.5%*	*(4.4%)*	*(3.3%)*	*0.6%*
(+) Other Income (Expense)	$0.1	($0.2)	--	--	--
(+) Depreciation & Amortization	$0.9	$1.4	$2.3	$3.8	$6.7
EBITDA	**$0.9**	**$6.9**	**($7.9)**	**($6.6)**	**$9.2**
(%) Margin	*1.1%*	*4.2%*	*(3.4%)*	*(2.1%)*	*2.1%*
Adjusted EBITDA	**$1.3**	**$11.4**	**$0.6**	**$0.6**	**$15.1**
(%) Margin	*1.5%*	*6.9%*	*0.3%*	*0.2%*	*3.5%*
Retail Capex	--	($1.4)	($9.5)	($20.4)	($40.8)
Other Capex	($1.0)	($8.4)	($10.3)	($13.3)	($13.3)
(-) Total Capex	($1.0)	($9.8)	($19.8)	($33.7)	($54.1)

Note: 2019A-2021E do not include $6M in estimated public company costs. SG&A includes salaries / wages, corporate G&A, and outpost labor, occupancy, operating costs, and above store management costs. Note: We define EBITDA as net income (loss) before interest, state income taxes, depreciation and amortization expense. We define "Adjusted EBITDA" as EBITDA, adjusted for stock-based compensation expense, capital raising activities, and costs associated with implementation and material developments to our enterprise systems.

Black Rifle Coffee Company | 52

Black Rifle Coffee Company Fiscal Year 2019 2020 2021E 2022E 2023E Net Income (0.8) 4.3 (12.1) (11.6) 1.2 Interest Expense 0.7 1.0 1.9 1.1 0.9 Tax Expense 0.0 0.2 0.1 0.1 0.4 Depreciation and Amortization 0.9 1.4 2.3 3.8 6.7 Reported EBITDA $0.9 $6.9 ($7.9) ($6.6) $9.2 Non-Cash Equity Based Compensation 0.1 3.3 4.4 5.7 5.9 ERP System Implementation Costs 0.2 0.6 0.4 -- Non-Recurring Transaction Expenses - 0.6 3.7 1.5 - Adjusted EBITDA $1.3 $11.4 $0.6 $0.6 $15.1 EBITDA ADJUSTMENT DETAIL ◼ Reflects non-cash equity compensation paid to our employees and a wholesale partner under a marketing services agreement. ◼ Represents non-recurring costs associated with the implementation of our enterprise resource planning (ERP) system. ◼ Represents non-recurring accounting, legal, financial advisor and other costs associated with the Business Combination and our preferred equity capital raise in 2020. 1 3 2 1 2 3 53 ($ in millions)

Black Rifle Coffee Company SUMMARY KEY RISKS 54 Risks Related to the Company’s Business • The Company’s success is dependent upon evolving consumer preferences and tastes, and shifts in consumer spending, lack of interest in new products, or changes in brand perception can negatively affect consumer demand for the Company’s products. • The Company’s success is dependent upon certain financial conditions and any number of factors outside the Company’s control could negatively impact the Company’s results of operations. These factors include, but are not limited to, fluctuations in the cost and availability of real estate, labor, raw materials, equipment, transportation, shipping, pricing pressure, changes in consumer preferences, natural or man-made disasters, pandemics, social unrest, war, political instability, adverse litigation outcomes, or changes in consumer discretionary spending. Money available for consumer discretionary spending may be affected by job losses, inflation, higher taxes, changes in federal economic policy, and other macroeconomic or political events. • The Company may not always be successful in its marketing efforts. Failed marketing campaigns can incur costs without the benefit of attracting new customers or realizing higher revenue. Failure to attract new customers or retain existing customers, or failure to do so in a cost-effective manner, may result in an inability to increase sales and harm to our business. • The Company relies heavily on social media to advertise and engage with the Company’s customers. Using social media platforms for advertisements carries a number of associated risks, including dependence on the third party platforms to maintain their platforms in a manner that benefit the Company’s marketing strategies. Additionally, the Company is subject to the laws and regulations that govern the use of these platforms and is subject to the risks of improper use. • Launching and promoting new products is expensive and time-consuming and the Company may not always succeed in bringing new products to market. • The Company may not be able to compete successfully with other producers and retailers of coffee. Some of the Company’s competitors are longer-established, have greater brand recognition, and have substantially greater financial, technological, roasting, sale, distribution, and other resources. • The Company has a limited operating history and therefore it may be difficult to evaluate future risks and challenges. • The Company is heavily dependent on its direct to consumer channel for success, and this channel relies on third party logistics to succeed. Decrease in success of the direct to consumer channel or any failure or impediment on behalf of third party logistics providers could harm the Company. • The Company relies on its wholesale business partners to effectively distribute its products. Failure on behalf of its third party partners to effectively manage or distribute the Company’s products, such as by effectively displaying or presenting our products, grow or promote the brand, provide satisfactory consumer experiences, or fulfill their contractual obligations could harm the Company. Failure by the Company to maintain and develop these business relationships could harm our business. • The Company relies on co-manufactures to supply some of its products, and a loss of one or more of these partners, or failure of these partners to fulfill their contractual obligations, could harm the Company. • The Company’s growth strategy depends in part on opening new retail coffee shops. The success of new shops is dependent on a variety of factors, including, but not limited to, consumer preferences, availability of retail space, leasing conditions, construction and equipment costs, and local permitting, licensing, zoning, and other requirements and regulations. There is no guarantee that new retail shops will be successful, and new retail shops could entail high costs without realized profits. • The Company has experienced rapid growth and increased demand for its products. Failure to properly manage this growth and manage the Company’s relationships with its various business partners, or failure to accurately forecast our results of operations and growth rate, could harm the Company’s operating results. • The Company’s brand and reputation are critical to its success, and any publicity, regardless of accuracy, that portrays the Company negatively could adversely impact operating results. Negative publicity may arise for various reasons, whether true or not, including, but not limited to, complaints about product quality, safety, or sanitation; company policies; adverse litigation; employment practices; employee actions; actions taken by customers; social media posts; and actions taken by third party business partners. For instance, the Company has recently received negative publicity arising out of the presence of the Company's logos on apparel worn at politically charged events and there is no assurance that any such negative publicity will not occur again in the future which could harm our business. • The Company plans to expand into new domestic and international markets, and failure to successfully integrate into these new markets could affect the Company’s profitability. • The Company is subject to the risks associated with leasing space subject to long-term non-cancelable leases and with respect to real property that the Company itself owns. • The Company relies in part on the success of its franchise partners, over whom the Company has limited control with respect to their operations. Failure on behalf of the Company’s franchise partners to successfully manage their franchises or effectively represent the Company and its brand could harm the Company’s business results. • The Company relies on a number of third parties in the supply chain of coffee, store supplies, or merchandise to produce or deliver its products, and failure by these third parties to efficiently operate could adversely impact the Company. • The Company is heavily dependent on the market for high-quality Arabica coffee beans and other commodities, and changes in these markets that increase costs or reduce supply, such as through adverse weather, natural disasters, crop disease, political unrest, and other economic conditions, could harm the Company’s operating results. • The Company relies on its employees to provide a high-quality customer experience, and any failure on behalf of the Company to cater to the consumer experience could harm the brand.

Black Rifle Coffee Company SUMMARY KEY RISKS (CONT’D) 55 Risks Related to the Company’s Business (Cont’d) • The Company's results of operations are subject to seasonal and quarterly variations, which could cause the price of our common stock to decline. • The Company must maintain adequate operational and financial resources, especially if the Company continues to grow, in order to maintain its current market performance. • The Company depends on cash generated from our operations to support our growth, and we may need to raise additional capital, which may not be available on acceptable terms. • The Company depends heavily on information technology and its ability to process data in order to sell goods and services. Failure to protect against software or hardware vulnerabilities, as well as disruption, for any reason, to these information technology systems, could result in operating losses, privacy and security breaches, loss of customers, liability, damage our customer and business partner relationships, and other significant reputational, financial, legal, and operational consequences. • Pandemics or disease outbreaks, such as the COVID-19 pandemic, could adversely affect the Company’s business by disrupting supply chains, negatively impacting consumer preferences and spending, and reducing foot traffic to the Company’s retail coffee shops and wholesale business partners. Risks Related to the Company’s Brand • The Company promotes itself as a supportive member of the veteran and military community, and actively participates in this community through donations, hiring commitments, and other events. Failure by the Company to maintain this strong branding could negatively impact the Company’s business. Additionally, any other factors which may negatively impact perception of the brand, including factors listed elsewhere in this summary, may harm the Company. • The Company holds various forms of intellectual property, including trademarks, trade names, and service marks. The Company’s success is partially dependent upon its ability to build brand recognition using these marks and to protect its intellectual property from infringement and misuse. • The Company is subject to a variety of food safety regulations, and failure to adequately maintain food safety or quality, or reports that the Company had safety issues or failed to implement proper safety measures, whether true or not, could result in loss of customers, regulatory warnings, food recalls, and other adverse outcomes that could impact the Company’s profitability. • The Company possesses personal, financial, and other confidential data from customers and employees, and if that data is compromised or lost, even through the actions of third parties, the Company could be subject to litigation, liability, and reputational damage. Risks Related to People and Culture • The Company’s success relies heavily on its ability to hire and retain qualified employees, and changes in the availability and the cost of labor could harm its operating results. • The Company depends on its executive officers and other key employees, and the loss of one or more of these individuals, or the inability to attract and retain suitable replacements, could harm the Company’s business. • If the Company’s employees were to unionize, and if collective bargaining agreement terms were significantly different than current compensation agreements, the Company’s operating results could suffer. Risks Related to Regulation and Litigation • The Company is subject to numerous statutory, regulatory, and other legal requirements regarding accounting practices. Failure to comply with these requirements, or changes in these requirements, could negatively impact the Company’s operating and financial results. • The Company is subject to taxes by the U.S. federal, various state, and various local tax authorities. Changes in the Company’s tax liability could negatively impact the Company’s operating and financial results. • The Company and its vendors collect, store, process, and use personal and payment information and other customer data, which subjects us to a variety of laws, regulations, and industry standards relating to data processing, protection, privacy, and security. The actual or perceived failure by the Company, its customers, or its vendors to comply with such laws, regulations, or industry standards may harm the Company’s results of operations. • The Company is subject to laws and regulations from the FDA and FTC governing food and beverage labeling and misleading advertisements. If the Company mislabels its products or advertises in a way that is untruthful or misleading, the Company may be subject to liability. • The Company is subject to laws and regulations that govern the display and provision of nutritional information of its products. Failure to comply with these requirements or adverse consumer perceptions based on health information could negatively impact the Company’s operating results. • The Company and its franchise partners are subject to various other federal, state, and local laws and regulations not listed above. These laws include the FLSA, FMSA, and ADA, as well as laws relating to food and beverage safety, zoning, licenses and permits, employment, and franchising, among others. Failure to comply with applicable laws and regulations could result in liability for the Company. • Beverage and restaurant companies have been the target of class action lawsuits and other proceedings. The Company, as a participant in this market, is subject to those same risks, whether liable or not. Lawsuits and proceedings are costly, divert management attention, and could result in negative public perception, regardless of the validity of claims, and therefore implementation of any proceedings could harm the Company.

Black Rifle Coffee Company SUMMARY KEY RISKS (CONT’D) 56 Risks Related to Public Company • The Company’s management team has limited experience managing a public company. • It is possible that the Company’s internal control over financial reporting is not effective because it cannot detect or prevent material errors at a reasonable level of assurance. The Company’s past or future financial statements may not be accurate and it may not be able to timely report its financial condition or results of operations, which may adversely affect investor confidence in the Company and the price of the common stock. • The Company will incur increased costs as a result of operating as a public company, and its management will be required to devote substantial time to new compliance initiatives and corporate governance practices. • Upon closing of the Business Combination, the public company will be a “controlled company” within the meaning of the applicable exchange rules and, as a result, will qualify for exemptions from certain corporate governance requirements. The stockholders of the public company will not have the same protections afforded to stockholders of companies that are subject to such requirements. • You may not have the same benefits as an investor in an underwritten public offering. Risks Related to Business Combination • The benefits of the proposed Business Combination may not be realized to the extent currently anticipated by the Company or SilverBox, or at all. The ability to recognize any such benefits may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees. • The costs related to the Business Combination could be significantly higher than currently anticipated. • The consummation of the Business Combination is expected to be subject to a number of conditions and, if those conditions are not satisfied or waived, any definitive agreement relating to the Combination Agreement may be terminated in accordance with its terms and the Business Combination may not be completed. • SilverBox’s directors and officers may have interests in the Business Combination different from the interests of SilverBox, the Company or their respective stockholders. • The Business Combination will result in changes to the board of directors of the Company that may affect the strategy of the combined company. • SilverBox’s sponsor has agreed to vote in favor of the Business Combination, regardless of how SilverBox’s public stockholders vote. As a result, approximately 20.0% of SilverBox’s voting securities outstanding, representing the SilverBox voting securities held by SilverBox’s sponsor, will be contractually obligated to vote in favor of the Business Combination. • The ability of SilverBox’s stockholders to exercise redemption rights with respect to a large number of outstanding SilverBox’s Class A common stock could increase the probability that the business combination would not occur. • SilverBox’s board of directors did not obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination and, as a result, the terms may not be fair from a financial point of view to the Public Stockholders.